WEIL, GOTSHAL & MANGES

81968.0005

27 June 2005

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America




05009284

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of the document indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Michael P. Brady

Michael Brady

Encl

LO1:\538212\01\BJ@C01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

AUSTIN · BOSTON · BRUSSELS · BUDAPEST · DALLAS · FRANKFURT · HOUSTON · MIAMI · MUNICH
NEW YORK · PARIS · PRAGUE · SHANGHAI · SILICON VALLEY · SINGAPORE · WARSAW · WASHINGTON

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your Shares in Yell Group plc, please send this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

NM Rothschild & Sons Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Yell Group plc and no-one else in connection with the Acquisition and will not be responsible to anyone other than Yell Group plc for providing the protections afforded to clients of NM Rothschild & Sons Limited or for providing advice in relation to the Acquisition.


YELL

Yell Group plc

Proposed Acquisition of TransWestern Holdings, L.P.

and

Notice of Extraordinary General Meeting

This document should be read as a whole. Your attention is drawn to the letter from your Chairman which is set out on pages 1 to 4 of this document and which recommends you vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below. Your attention is also drawn to Part V of this document entitled "Risk Factors".

Notice of an Extraordinary General Meeting of Yell Group plc to be held on 12 July 2005 at the Plaisterers' Hall, No. 1 London Wall, London, EC2Y 5JU at 11 a.m. or as soon thereafter as the Annual General Meeting of Yell Group plc to be held at the same place on the same date shall have concluded or been adjourned is set out at the end of this document. A Form of Proxy for use at this Extraordinary General Meeting is enclosed. To be valid, the Form of Proxy should be completed, signed and returned in accordance with the instructions printed thereon to the Company's registrar, at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, as soon as possible but in any event so as to arrive not later than 11 a.m. on 10 July 2005.

CONTENTS

EXPECTED TIMETABLE OF EVENTS

	2005
Latest time and date for receipt of Forms of Proxy from Shareholders	11 a.m. on 10 July
Extraordinary General Meeting	11 a.m. on 12 July*

* or, as soon thereafter as the Annual General Meeting of Yell Group plc, to be held at the same place and on the same date shall have concluded or been adjourned.

PART I

YELL GROUP PLC



(Incorporated and registered in England with number 4180320)

Registered office:
Queens Walk
Oxford Road
Reading
Berkshire
RG1 7PT

Directors:
Robert Avisson Scott *(Chairman)**
John Condron *(Chief Executive Officer)*
John Gordon Davis (Chief Financial Officer)
Charles Gordon Carey*
John Bernard Coghlan*
Joachim Eberhardt*
Lyndon Lea*
Lord Powell of Bayswater*

* - *Non-executive Director*

24 June, 2005

To Yell Group plc Shareholders

Dear Shareholder,

Proposed Acquisition of TransWestern

Introduction

On 17 May 2005, Yell announced that Yellow Book USA, Inc., a wholly-owned subsidiary of Yell, had entered into an agreement to acquire TransWestern Holdings, L.P. from Thomas H. Lee Partners, CIVC Partners LLC and TransWestern's management for US$ 1,575 million.

I am writing to give you further details of the Acquisition, including the background to and reasons for it, and to explain why your Board considers it to be in the best interests of Yell.

Due to the size of TransWestern relative to Yell, the Acquisition requires the approval of Yell's Shareholders. This approval will be sought at an Extraordinary General Meeting to be held on 12 July 2005, notice of which is set out at the end of this document.

Background to and Reasons for the Acquisition

Over the five years since it entered the US, Yell's US operations have delivered a 36 per cent. compound annual growth rate ("CAGR") in revenue and a 64 per cent. CAGR in adjusted EBITDA. During this period, the EBITDA margin has risen from 12.7 per cent. to 26.1 per cent.

The Acquisition will continue Yell's strategy of developing a substantial presence in the fast-growing US market and expanding Yell's platform for future organic growth. As with its previous acquisitions, the Directors believe that the TransWestern platform should enable Yell, through its US-based Yellow Book operations, to further enhance future organic growth through a combination of same market growth and new launches. TransWestern complements Yellow Book's existing coverage by adding established positions in the Northwest, West and Southwest regions of the US, and is particularly complementary in the states of California, Texas and Florida.

Yell's strategy has been to complement its leading UK position by establishing a strong foothold in the US, initially through the acquisition of Yellow Book USA in August 1999. Yell subsequently expanded its position as a leading independent directory publisher in the US through acquisitions of McLeod in April 2002, National Directory Company in December 2002, and Feist in March 2004, among others. Yell's US operations have achieved strong organic growth in the US through a combination of same market growth and new launches.

The Acquisition will establish Yellow Book as the fifth largest directory publisher in the US, based on combined revenues, and further strengthens its position as a leading independent directory publisher in the US.

Yellow Book and TransWestern's combined businesses publish 897 directories in 45 states and Washington DC, with a total circulation of approximately 100 million directories.

The enlarged Yellow Book group will employ approximately 6,000 sales executives in the US.

Yell's management has extensive experience of successful acquisition integration and will lead the integration of TransWestern's operations into Yellow Book's business. Yell has completed 26 US acquisitions since 1999.

Yell expects that combining Yellow Book and TransWestern's operations will create significant value through operational synergies, increased opportunity for cost-effective launches and revenue enhancement.

Information on TransWestern

With headquarters in San Diego, California, TransWestern is a leading independent directory publisher in the US. Its extensive coverage of 25 states, including core positions in California and Texas, is complementary to Yellow Book's operations. TransWestern owns 326 directories and also offers online yellow pages advertising services through WorldPages.com.

For the financial year ended 31 December 2004, the TransWestern Group reported revenue of US$ 364.0 million, EBITDA of US$ 97.3 million, profit before tax of US$ 10.1 million and negative net assets of US$ 444.6 million. Shareholders should read the whole of this document and not just rely on the information summarised above, which has been extracted from the Accountants' Report on the TransWestern Group set out in Part II of this document.

TransWestern had 2,528 employees as at 31 December 2004.

Principal Terms and Conditions of the Acquisition

The Acquisition will be implemented by way of a merger of a subsidiary of Yellow Book with and into TransWestern.

The purchase price for the Acquisition is US$1,575 million payable in cash, which includes the value of certain net indebtedness of the TransWestern Group to be repaid at Completion, the cost of acquiring the stock of TCC, CBIC and PBIC, certain transaction expenses and other potential liabilities to be determined prior to Closing, as described in more detail in section 2.2 of Part IV of this document.

Completion of the Acquisition is principally conditional upon Shareholder approval, US regulatory clearance and Yell having made available to it the funds it requires to complete the Acquisition under the Facilities Agreement described in section 5(a)(ii) of Part VI of this document.

A summary of the principal terms of the Merger Agreement and related agreements is set out in Part IV of this document. Subject to prior receipt of US regulatory clearance, the Company anticipates that the Acquisition will be completed within three business days of the approval of Shareholders sought by this document.

Financing and Financial Effects of the Acquisition

Yell expects the Acquisition to deliver annualised synergies of approximately US$ 69 million in the third full year of ownership. In the intervening period 2006/07 and 2007/08, annualised synergies are expected to be approximately US$ 36 million and US$ 53 million, respectively. These synergies are expected to result from sales, procurement and production efficiencies and more cost-effective overhead and back office functions.

In order to drive revenue growth, Yell plans annual investments in marketing support and additional distribution of approximately US$13 million in the 2005/06 financial year, rising to approximately US$ 20 million in the 2006/07 financial year, and maintained at that level thereafter. Additionally, Yell will harmonise Yellow Book and TransWestern's customer payment terms. This is expected to be achieved through working capital investments in the 2005/06 and 2006/07 financial years.

Yell expects the Acquisition to be broadly earnings neutral for the remainder of the 2005/06 financial year and earnings enhancing in the first full financial year following Completion.

On a combined basis, the enlarged Yell Group would have generated approximately 55 per cent. of its revenue and 48 per cent. of its EBITDA from US operations in the 2004/05 financial year, compared to approximately 48 per cent. of revenue and 40 per cent. of EBITDA on a standalone basis in the same year. The increased proportion of revenue from the higher growth US operations will drive the Group's earnings growth at a higher rate over the next few years.[1]

The return from the Acquisition is expected to be in excess of Yell's cost of capital of 8.5 per cent. and therefore will be value enhancing.

Yell has entered into a new £2,000 million credit facility, fully underwritten by ABN AMRO, BNP Paribas, Citibank, HSBC and JPMorgan Chase. This facility will be used to finance the Acquisition, including the repayment of certain indebtedness of TransWestern, and to refinance all of Yell's existing bank debt of approximately £859.6 million.

A summary of the principal terms of the new credit facility is set out in section 5 of Part VI of this document.

Based on Yell and TransWestern's cash generation, Yell expects to reach a target leverage of 4.0 times net debt/EBITDA by 31 March 2006, assuming a full twelve months' contribution from TransWestern.

A pro forma statement of net assets illustrating the effect of the Acquisition on the Group's net assets is set out in Part III of this document.

Current Trading and Prospects

Since 31 March 2005, trading has been in line with our expectations and we remain confident in the financial and trading prospects of the Enlarged Group for the current financial year.

Extraordinary General Meeting

A notice convening an Extraordinary General Meeting of the Company is set out on pages 50 and 51 of this document. The EGM is to be held on 12 July 2005 at the Plaisterer's Hall, No. 1 London Wall, London EC2Y 5JU at 11 a.m. or as soon thereafter as the Annual General Meeting of the Company to be held at the same place and on the same date shall have concluded or been adjourned. The Resolution to be proposed at the meeting to approve the Acquisition is set out in full in the notice of Extraordinary General Meeting.

---

[1] Shareholders should not infer from this statement that the Group's earnings will grow in each subsequent year.

Action to be taken

If you are a Shareholder, you will find enclosed with this document a Form of Proxy for use at the Extraordinary General Meeting. **Whether you intend to be present at the Extraordinary General Meeting or not, you are asked to complete the Form of Proxy in accordance with the instructions printed thereon and to return it to the Company's registrar, LloydsTSB Registrars as soon as possible and, in any event, so as to arrive not later than 11 a.m. on 10 July 2005.** The completion and return of the Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person if you wish to do so. For those Shareholders voting through CREST, further instructions can be found in the notice of Extraordinary General Meeting on pages 50 and 51 of this document.

Further Information

Your attention is drawn to the additional information set out in Parts II to VI of this document. You are advised to read the whole document and not merely rely on the key or summarised information in this letter.

Recommendation

Your Board, which has been advised by NM Rothschild & Sons Limited, considers the Acquisition to be in the best interests of Yell and its Shareholders as a whole. In giving its advice, NM Rothschild & Sons Limited has taken into account the Board's commercial assessment of the Acquisition.

Your Directors unanimously recommend that you vote in favour of the Resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings which amount in aggregate to 4,409,776 Shares, representing approximately 0.63 per cent. of the existing issued ordinary share capital of the Company.

Yours sincerely



Robert Scott

Chairman

ACCOUNTANTS' REPORT ON THE TRANSWESTERN GROUP



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Yell Group plc
Queens Walk
Oxford Road
Reading
Berkshire RG1 7PT

The Directors
N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

24 June 2005

Dear Sirs

The TransWestern Group

Introduction

We report on the combined financial information ("the Combined Financial Information") set out below. This Combined Financial Information has been prepared for inclusion in the circular dated 24 June 2005 (the "Circular") of Yell Group plc, relating to the proposed acquisition by Yell Group plc of the TransWestern Group.

TransWestern Holdings, L.P., TransWestern Communications Company, Inc., Parallel Blocker I Corp. and Cayman Blocker I Corp. are collectively referred to throughout this report as the TransWestern Group.

The TransWestern Group did not constitute a discrete legal partnership during the period covered by the Combined Financial Information. Accordingly, it has been necessary to compile combined financial information for the purposes of this report.

Basis of preparation

The Combined Financial Information set out below is based on the audited consolidated financial statements of TransWestern Holdings, L.P., Parallel Blocker I Corp. and Cayman Blocker I Corp. for the three years ended 31 December 2004 (the "Financial Statements") and the accounting records of TransWestern Communications Company, Inc. (the "Accounting Records") and has been prepared on the basis set out in Note 1 below, after making such adjustments as we considered necessary.

Responsibility

Such Financial Statements are the responsibility of the respective members of TransWestern Holdings, L.P. and the Management of Parallel Blocker I Corp. and Cayman Blocker I Corp. who approved their issue and such Accounting Records are the responsibility of the members of TransWestern Communications Company, Inc. at the relevant time.

The directors of Yell Group plc are responsible for the contents of the Circular in which this report is included.

It is our responsibility to compile the Combined Financial Information set out in our report from the Financial Statements and Accounting Records, to form an opinion on the Combined Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the Combined Financial Information. The evidence included that previously recorded by the auditors who audited the Financial Statements underlying the Combined Financial Information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the Financial Statements and Accounting Records underlying the Combined Financial Information and whether the accounting policies are appropriate to the circumstances of the TransWestern Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Combined Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the Combined Financial Information gives, for the purposes of the Circular, a true and fair view of the state of affairs of the TransWestern Group as at the dates stated and of its profits and cash flows for the periods then ended.

COMBINED PROFIT AND LOSS ACCOUNTS

Continuing Operations	Notes	Year ended 31 December		
		2002	2003	2004
		US$'000	US$'000	US$'000
Turnover	3	329,630	312,253	363,988
Cost of sales		(168,989)	(171,730)	(204,555)
Gross profit		160,641	140,523	159,433
Distribution costs		(19,345)	(18,900)	(21,009)
Administration expenses		(72,895)	(77,054)	(81,641)
Operating profit	5	68,401	44,569	56,783
Net interest payable				
Ongoing activities	4	(40,281)	(32,420)	(31,221)
Refinancing costs	4	(2,063)	(2,048)	(15,499)
		(42,344)	(34,468)	(46,720)
Profit on ordinary activities before taxation		26,057	10,101	10,063
Tax (charge) / credit on profit on ordinary activities	6	(2,678)	(3,276)	14,899
Profit on ordinary activities after taxation		23,379	6,825	24,962
Profit for the financial year		23,379	6,825	24,962

The financial information may not be representative of future results, for example, the historical capital structure may not reflect the future capital structure. Future interest income and expense, certain operating costs and tax charges may also be significantly different as a result of the potential acquisition by Yell.

There is no material difference between the profit on ordinary activities before taxation and the profit for the years stated above and their historical cost equivalents.

There are no recognised gains or losses other than the results for the period set out above and therefore no separate statement of total recognised gains and losses has been presented.

COMBINED BALANCE SHEETS

	Notes	31 December 2002 US$'000	2003 US$'000	2004 US$'000
Fixed assets				
Intangible assets	7	288,536	251,611	212,914
Tangible assets	8	5,444	4,964	4,538
Total fixed assets		293,980	256,575	217,452
Current assets				
Stock	9	65,725	81,183	78,918
Debtors	10	75,208	58,048	60,400
Cash at bank and in hand	17	17,416	2,022	1,884
Total current assets		158,349	141,253	141,202
Creditors – amounts falling due within one year				
Loans and other borrowings	11, 13	(5,311)	(6,146)	(1,534)
Other creditors	11	(91,520)	(105,774)	(113,752)
Total creditors – amounts falling due within one year		(96,831)	(111,920)	(115,286)
Net current assets		61,518	29,333	25,916
Total assets less current liabilities		355,498	285,908	243,368
Creditors – amounts falling due after more than one year				
Deferred tax liability	12	(18,168)	(19,748)	(3,127)
Loans and other borrowings	13	(455,531)	(378,504)	(684,812)
Total creditors – amounts falling due after more than one year		(473,699)	(398,252)	(687,939)
Net liabilities		(118,201)	(112,344)	(444,571)
Aggregated partners' deficit	15	(118,201)	(112,344)	(444,571)

COMBINED CASH FLOW STATEMENTS

	Notes	Year ended 31 December 2002 US$'000	2003 US$'000	2004 US$'000
Net cash inflow from operating activities		94,025	102,008	106,142
Returns on investments and servicing of finance				
Net interest paid		(37,739)	(31,089)	(30,502)
Redemption premium paid		(1,722)	(1,718)	(7,221)
Finance fees paid		(168)	-	(12,499)
Net cash outflow from returns on investments and servicing of finance		(39,629)	(32,807)	(50,222)
Taxation		(1,528)	(1,558)	(2,140)
Capital expenditure and financial investment				
Purchase of tangible fixed assets, net of sale proceeds		(1,427)	(1,449)	(1,504)
Net cash outflow for capital expenditure and financial investment		(1,427)	(1,449)	(1,504)
Acquisitions				
Purchase of subsidiary undertakings, net of cash acquired		(24,835)	(2,005)	-
Net cash outflow for acquisitions		(24,835)	(2,005)	-
Transactions with members		(1,490)	(967)	(357,189)
Net cash inflow before financing		25,116	63,222	(304,913)
Financing				
New loans issued		-	54,450	768,000
Borrowings repaid		(34,613)	(133,066)	(463,225)
Net cash outflow from financing		(34,613)	(78,616)	304,775
Decrease in net cash in year		(9,497)	(15,394)	(138)
Reconciliation of operating profit to net cash inflow from operating activities				
Total operating profit		68,401	44,569	56,783
Depreciation		2,162	1,999	1,840
Loss on disposal of fixed assets		602	-	90
Goodwill amortisation		37,448	38,745	38,697
Decrease/(increase) in stocks		(15,251)	(15,458)	2,265
Increase in debtors		(5,347)	17,160	(2,352)
Increase in creditors		6,010	14,993	8,819
Net cash inflow from operating activities		94,025	102,008	106,142

NOTES TO THE COMBINED FINANCIAL INFORMATION

1. Basis of preparation

The Combined Financial Information contained in this report presents the financial record of the TransWestern Group for the three years ended 31 December 2004.

The Combined Financial Information includes the combined profit and loss accounts, cash flows and balance sheets of the companies/partnerships which comprise the TransWestern Group at the date of this report. The Combined Financial Information has been compiled by aggregating the financial information from the consolidated audited accounts of TransWestern Holdings, L.P., the accounting records of TransWestern Communications Company, Inc., and the audited accounts of Parallel Blocker I Corp. and Cayman Blocker I Corp. for the three years ended 31 December 2004 and making appropriate combining adjustments, and adjustments to conform with the accounting policies set out in note 2 which are consistent with the accounting policies of Yell Group plc.

The following are the principal companies / partnerships which comprise the TransWestern Group and which have been included in the Combined Financial Information throughout the period covered by this report:

Company/Partnership	Nature of business	Country of incorporation	Classes and percentage of shares held / proportion of partnership owned
TransWestern Holdings, L.P.	Holding partnership	USA	100%
TransWestern Publishing Company, LLC	Directory publishing	USA	100%
TransWestern Communications Company, Inc.	Holding partnership	USA	100%
Cayman Blocker I Corp.	Holding company	USA	100%
Parallel Blocker I Corp.	Holding company	USA	100%

The companies / partnerships each operate principally in the countries in which they are incorporated. The classes and percentage ownership of shares held have been the same throughout the period covered by this report.

During 2002, the TransWestern Group acquired Brazos Valley Telephone Directory Company, Phone Directories Company, Inc., Arnold Advertising, Inc., Western Directory, Inc., Pennco Publishing, Inc. and West Vista Advertising, Inc. for a total consideration of $24.8 million.

During 2003, the TransWestern Group acquired TelFax, Inc. for total consideration of $2.0 million.

Further details of the assets and liabilities acquired as a result of these transactions is included in Note 16. The results of undertakings acquired during the period are included in the combined results from the effective date of acquisition by the TransWestern Group. Internal transactions with the companies / partnerships comprising the TransWestern Group are eliminated on combination.

The TransWestern Group has not in the past formed a separate legal group and, therefore, it is not meaningful to show share capital or an analysis of reserves for the TransWestern Group. The net liabilities of the TransWestern Group are represented in the combined balance sheets as "Aggregated partners' deficit".

2. Accounting policies

The Combined Financial Information has been prepared under the historical cost convention in accordance with applicable accounting standards in the UK and the Companies Act 1985. A summary of the more important accounting policies, which have been applied on a consistent basis are set out below.

2. Accounting policies (continued)

(a) Turnover

Turnover, after deduction of sales allowances, and other sales taxes, comprises the value of products provided by the TransWestern Group undertakings. Turnover from classified directories, mainly comprising advertising revenue, is recognised in the profit and loss account upon completion of delivery to the users of the directories.

(b) Cost of Sales

Cost of sales are the costs incurred in producing directories and other TransWestern Group products, including costs of the sales force and certain sales overheads dedicated to the sale of advertising. Charges for doubtful debts are also included within cost of sales and are charged to the profit and loss account as a percentage of turnover based on the actual bad debt experience as a proportion of total billings.

(c) Advertising

The TransWestern Group expenses the costs of advertising its products and services as the costs are incurred.

(d) Interest

Interest payable is charged as incurred on an accruals basis.

(e) Intangible fixed assets

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired and is amortised on a straight line basis from the time of the acquisition over its estimated useful economic life. Estimated useful life is determined after taking into account such factors as the nature and age of the business, as well as the typical life span of the acquired products to which the goodwill attaches. Goodwill in respect of all acquired businesses is amortised between 10 and 20 years.

(f) Tangible fixed assets

Tangible fixed assets are stated at historical cost less depreciation. Cost comprises the purchase price and any other costs of bringing an asset into use. Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful economic lives taking into account any expected residual values.

The lives assigned to computer and office equipment and furniture and fixtures range from two to six years.

Leasehold improvements are spread over the life of the asset or remaining lease term, whichever is the shorter.

(g) Asset impairment

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time when the directors believe that impairment may have occurred.

2. Accounting policies (continued)

(h) Leased assets

Rentals in respect of operating leases, under which substantially all the benefits and risks of ownership remain with the lessor, are charged to the profit and loss account on a straight line basis over the life of the lease.

(i) Stocks

Stocks, representing directories in progress, are stated at the lower of cost and net realisable value. Directories in progress mainly comprise sales force costs, artwork and other directory production costs, including appropriate direct overheads, pending completion of delivery of the relevant directories.

(j) Pension schemes

The TransWestern Group sponsors a 401(k) and profit sharing retirement plan for substantially all of its employees. Employees can make contributions to the plan up to the maximum amount allowed by US federal tax code regulations. The TransWestern Group may match the employee contributions up to a limitation of 83% of the first 6% of annual earnings per participant. The TransWestern Group may also make annual discretionary profit sharing contributions.

The pension schemes are independent of the TransWestern Group's finances. Payments to the TransWestern Group's 401(k) are charged against profit as incurred.

(k) Taxation

The charge (credit) for taxation is based on the profit (loss) for the period and takes into account deferred taxation. Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date.

Deferred tax assets are recognised to the extent that they are regarded as more likely than not to be recoverable. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

(l) Financial instruments

All borrowings are initially stated at the fair value of consideration received after deduction of issue costs. Issue costs are charged to the profit and loss account together with the coupon, as finance costs, on a constant-yield basis over the term of the borrowings, or over a shorter period where the lender can require earlier repayment. See note 14 for further details on the TransWestern Group's financial instruments.

3. Segmental Analysis

The TransWestern Group operates in one geographical segment, being the United States of America. Substantially all of the TransWestern Group's revenues are derived from its principal class of business, namely printed directories. Turnover comprises advertising revenue and is solely from sales made in the United States to customers based in the United States.

4. Interest and similar items

	Year ended 31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
Interest payable on bank loans and overdrafts	37,830	30,127	29,458
Other interest payable	22	22	24
Amortisation of finance costs	2,482	2,326	1,753
Ongoing interest payable and similar charges	40,334	32,475	31,235
Interest receivable and similar items	(53)	(55)	(14)
Ongoing net interest payable	40,281	32,420	31,221
Refinancing costs	2,063	2,048	15,499
Net interest payable	42,344	34,468	46,720

On 25 February 2004, the TransWestern Group entered into a new $665.0 million Credit and Guaranty Agreement with Goldman Sachs Credit Partners, L.P. and Wachovia Capital Markets, LLC, among others, ("the Credit Agreement"). The Credit Agreement was comprised of a $465.0 million First Lien Term Loan ("1st Lien") and Revolving Credit Facility and a $200.0 million Second Priority Senior Secured Credit Facility ("2nd Lien"). The purpose of the new facilities was to pay off the remaining principal and accrued interest on the TransWestern Group's existing credit facility, retire the then outstanding $215.0 million in 11.625% Senior Subordinated Notes and fund a partial return of capital to the Partners.

On 24 August 2004, the TransWestern Group, Goldman Sachs Credit Partners, L.P. and Wachovia Capital Markets, LLC, among others, amended the Credit Agreement to include $150.0 million in incremental credit availability, consisting of $125.0 million in a New 1st Lien Term Loan and $25.0 million in a New 2nd Lien Term Loan. The purpose of the new facilities was to fund an additional partial return of capital to the Partners.

In connection with this refinancing, the TransWestern Group incurred a loss in the year ended 31 December 2004 comprising $7.2 million redemption premium paid and $8.3 million accelerated amortisation of financing fees.

5. Operating profit

	Year ended 31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
Operating profit is stated after charging:			
Staff costs (note 18)	110,904	118,232	130,590
Advertising costs	808	961	837
Operating leases, excluding plant and equipment hire	5,381	6,009	6,526
Plant and equipment hire	1,122	1,208	1,305
Depreciation of owned tangible fixed assets	2,162	1,999	1,840
Loss on sale of fixed assets	602	-	90
Goodwill amortisation	37,448	38,745	38,697

5. Operating profit (continued)

Services provided by the TransWestern Group's auditors

During the period the TransWestern Group obtained the following services from the TransWestern Group's auditors at costs as detailed below:

	Year ended 31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
Audit services			
- statutory audit	228	333	236
Tax services			
- compliance services	274	338	221
Further assurance services	326	167	219
	828	838	676

6. Tax on profit on ordinary activities

	Year ended 31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
Analysis of charge in year			
United States			
Corporation tax at 38%	1,299	1,696	1,722
Deferred tax			
Origination and reversal of timing differences			
Representing:			
United States	1,379	1,580	(16,621)
Total deferred tax	1,379	1,580	(16,621)
Tax on profit on ordinary activities	2,678	3,276	(14,899)

The effective tax rate for the year is different from the standard rate of corporation tax in the US (38%) as explained below:

	2002 US$'000	2003 US$'000	2004 US$'000
Profit on ordinary activities before tax	26,057	10,101	10,063
Profit on ordinary activities multiplied by standard rate of corporation tax in the United States of America of 38%	9,902	3,838	3,824
Effects of:			
Permanent differences	(7,224)	(562)	(739)
Timing differences	(1,379)	(1,580)	(1,363)
Current tax charge for year	1,299	1,696	1,722

7. Intangible fixed assets

	Goodwill US$'000	Other US$'000	Total US$'000
Cost			
At 1 January 2002	357,395	1,224	358,619
Additions	22,698	-	22,698
Disposals	-	-	-
At 31 December 2002	380,093	1,224	381,317
Additions	1,820	-	1,820
Disposals	-	-	-
At 31 December 2003	381,913	1,224	383,137
Additions	-	-	-
Disposals	-	-	-
At 31 December 2004	381,913	1,224	383,137
Aggregate Amortisation			
At 1 January 2002	54,782	551	55,333
Charge for the year	37,203	245	37,448
Disposals	-	-	-
At 31 December 2002	91,985	796	92,781
Charge for the year	38,500	245	38,745
Disposals	-	-	-
At 31 December 2003	130,485	1,041	131,526
Charge for the year	38,514	183	38,697
Disposals	-	-	-
At 31 December 2004	168,999	1,224	170,223
Net book amount			
At 31 December 2002	288,108	428	288,536
At 31 December 2003	251,428	183	251,611
At 31 December 2004	212,914	-	212,914

The goodwill arising on the acquisition of subsidiaries is being amortised on a straight line basis over 10 years. This is the period over which the directors estimate that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets. Refer to note 16 for further acquisition information.

8. Tangible fixed assets

	Computer and office equipment US$'000	Furniture and fixtures US$'000	Leasehold improvements US$'000	Freehold land and buildings US$'000	Total US$'000
Cost					
At 1 January 2002	12,910	3,038	1,030	727	17,705
Additions	1,143	309	167	-	1,619
Disposals	(20)	(24)	(395)	(727)	(1,166)
At 31 December 2002	14,033	3,323	802	-	18,158
Additions	1,292	197	59	-	1,548
Disposals	(334)	-	-	-	(334)
At 31 December 2003	14,991	3,520	861	-	19,372
Additions	1,034	413	65	-	1,512
Disposals	(3,887)	(654)	(194)	-	(4,735)
At 31 December 2004	12,138	3,279	732	-	16,149
Aggregate depreciation					
At 1 January 2002	8,108	2,192	688	128	11,116
Charge for the year	1,853	221	81	7	2,162
Disposals	(20)	(25)	(384)	(135)	(564)
At 31 December 2002	9,941	2,388	385	-	12,714
Charge for the year	1,676	231	92	-	1,999
Disposals	(304)	-	(1)	-	(305)
At 31 December 2003	11,313	2,619	476	-	14,408
Charge for the year	1,486	257	97	-	1,840
Disposals	(3,803)	(648)	(186)	-	(4,637)
At 31 December 2004	8,996	2,228	387	-	11,611
Net book amount					
At 31 December 2002	4,092	935	417	-	5,444
At 31 December 2003	3,678	901	385	-	4,964
At 31 December 2004	3,142	1,051	345	-	4,538

9. Stock

	At 31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
Directories in progress	65,725	81,183	78,918
Total stock	65,725	81,183	78,918

10. Debtors

	At 31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
Trade debtors	27,100	21,294	15,501
Prepayments	1,369	1,372	1,521
Accrued income	45,270	34,200	41,900
Other debtors	1,469	1,182	1,478
Total debtors	75,208	58,048	60,400

11. Creditors – amounts falling due within one year

	At 31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
Bank and other borrowings (see note 13)	5,311	6,146	1,534
Trade creditors	17,133	18,120	18,578
Other tax and social security	1,804	2,164	2,588
Accrued expenses	16,616	14,597	17,388
Deferred income	55,967	70,893	75,198
Total creditors falling due within one year	96,831	111,920	115,286

12. Deferred tax – amounts falling due after more than one year

	At 31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
Deferred tax liabilities / (assets) comprise:			
Intangibles	17,525	14,780	14,489
Deferred revenue / costs	8,018	9,857	7,557
Net operating losses	(23,635)	(21,866)	(16,438)
Other short-term timing differences	(1,724)	(1,007)	(2,481)
	184	1,764	3,127
Less: valuation allowance relating to net operating losses	17,984	17,984	-
	18,168	19,748	3,127
Liability at the beginning of the year	16,789	18,168	19,748
Amount charged to profit and loss (note 6)	1,379	1,580	1,363
Amount released to profit and loss relating to valuation allowance on net operating losses	-	-	(17,984)
Liability at end of year	18,168	19,748	3,127

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

13. Bank and other borrowings

	At 31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
Bank loans and overdrafts due within one year or on demand:			
Senior credit facilities:			
Term Loan – 1st Lien [(a)(b)]	-	-	467,735
Term Loan – 2nd Lien [(a)(b)]	-	-	217,077
Term Loan A [(c)]	25,435	19,989	-
Term Loan B [(c)]	191,083	147,202	-
Senior notes:			
Senior subordinated notes [(d)]	210,124	211,213	-
Senior discount notes [(e)]	28,689	-	-
Other long-term liabilities	200	100	-
	455,531	378,504	684,812
Amounts falling due within one year	5,311	6,146	1,534
Total loans and other borrowings	460,842	384,650	686,346

[(a)] Facilities comprise a $465.0 million First Lien Term Loan and Revolving Credit Facility ("1st Lien") and a $200.0 million Second Priority Senior Secured Credit Facility ("2nd Lien") maturing 25 February 2011 and 2012, respectively. Sources of funds at closing were $400.0 million drawn on the 1st Lien facility and $200.0 million on the 2nd Lien. On 24 August 2004 the TransWestern Group, Goldman Sachs Credit Partners, L.P. and Wachovia Capital Markets, LLC, among others, amended the Credit Agreement (the "First Amendment") to include $150.0 million in incremental credit availability, consisting of $125.0 million in a New 1st Lien Term Loan and $25.0 million in a New 2nd Lien Term Loan. These facilities including the Revolving Credit Facility have first priority security over substantially all of the TransWestern Group's and its subsidiaries assets. Proceeds were used to pay accrued interest and principal on the outstanding term debt ($173.2 million); accrued interest and call and premium fees on the senior notes ($185.7 million), gross partial return of capital to the Partners ($205.0 million) and transaction fees and expenses ($9.3 million). In connection with the refinancing, the TransWestern Group incurred a loss of $15.5 million which was comprised of an early payment premium on the existing debt and to write-off existing debt issuance costs associated with the debt paid off by the TransWestern Group in February 2004.

[(b)] The terms of the 1st and 2nd Lien restrict the ability of the TransWestern Group and its subsidiaries to, among other things declare dividends or redeem or repurchase capital stock; prepay, redeem or repurchase debt; incur liens and engage in sale lease-back transactions; make loans and investments; incur additional indebtedness; amend or otherwise alter debt and other material agreements; make capital expenditures; engage in mergers, acquisitions and asset sales; transact with affiliates; alter its line of business; enter into guarantees of indebtedness, and make optional payments on or modify the terms of the 2nd Lien subordinated debt. The TransWestern Group must also make certain customary indemnifications of the Lenders and their agents and is required to comply with financial covenants with respect to a minimum interest coverage ratio and a maximum leverage ratio, in addition to certain customary affirmative covenants. As of 31 December 2004, the TransWestern Group was in compliance with all covenants specified in the 1st Lien and 2nd Lien debt agreements.

[(c)] Facilities comprised Term Loan A of $35.0 million and Term Loan B of $200.0 million. All outstanding principal and accrued interest were paid in full in connection with the refinancing during 2004, amounting to $173.2 million in accrued interest and principal.

[(d)] This represents a $215.6 million aggregate principal amount of Series F 9 5/8% Senior Subordinated notes. The notes consisted of Series F 9 5/8% senior notes issued in December 2001 and approximately $0.6 million of unamortized premium and discount. All outstanding principal, accrued interest and call and premium fees were paid in full in connection with the refinancing during 2004, amounting to $197.4 million.

[(e)] This represents a $32.5 million aggregate principal amount of 11 7/8% Senior Discount notes due 2007. Interest was accrued at the rate of 11 7/8% *per annum* and was payable semi-annually on 15 May and 15 November. All outstanding principal and accrued interest were paid in full in January 2003.

13. Bank and other borrowings (continued)

These balances are shown net of unamortised deferred finance costs which have been allocated as follows:

	At 31 December 2002			At 31 December 2003			At 31 December 2004		
	Principal amount US$'000	Deferred finance costs US$'000	Net balance US$'000	Principal amount US$'000	Deferred finance costs US$'000	Net balance US$'000	Principal amount US$'000	Deferred finance costs US$'000	Net balance US$'000
Senior credit facilities:									
Term Loan – 1st Lien	-	-	-	-	-	-	474,100	(6,365)	467,735
Term Loan – 2nd Lien	-	-	-	-	-	-	223,375	(4,764)	218,611
Term Loan A	30,400	(701)	29,699	25,900	(461)	25,439	-	-	-
Term Loan B	197,000	(4,870)	192,130	151,800	(3,902)	147,898	-	-	-
Senior notes	244,559	(5,746)	238,813	215,511	(4,298)	211,213	-	-	-
Other long-term liabilities	200	-	200	100	-	100	-	-	-
Total loans and other borrowings	472,159	(11,317)	460,842	393,311	(8,661)	384,650	697,475	(11,129)	686,346

Debt maturities, net of issue costs, are as follows:

	At 31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
	Net balance US$'000	Net balance US$'000	Net balance US$'000
Within one year or on demand	5,311	6,146	1,534
Between one and two years	6,673	7,172	1,541
Between two and three years	7,394	9,309	1,548
Between three and four years	9,620	75,761	1,556
Between four and five years	125,405	75,049	1,563
After five years	306,439	211,213	678,604
Total due after more than one year	455,531	378,504	684,812
Total loans and other borrowings	460,842	384,650	686,346

14. Financial instruments

Short-term debtors and creditors

Short-term debtors and creditors arise in the normal course of business, and therefore have been excluded from all of the following disclosures.

Treasury policy

Interest rate risk is managed through a combination of fixed and floating rate loans.

14. Financial instruments (continued)

Currency profile and interest rate risk

The TransWestern Group's financial assets and liabilities at 31 December 2002, 2003 and 2004 are as follows:

Currency	Floating rate financial assets US$'000	Floating rate financial liabilities US$'000	Fixed rate financial liabilities US$'000	Total financial liabilities US$'000	Net financial liabilities US$'000
US dollars	75,208	(220,804)	(240,038)	(460,842)	(385,634)
At 31 December 2002	75,208	(220,804)	(240,038)	(460,842)	(385,634)
US dollars	58,048	(172,320)	(212,330)	(384,650)	(326,602)
At 31 December 2003	58,048	(172,320)	(212,330)	(384,650)	(326,602)
US dollars	60,400	(686,346)	-	(686,346)	(625,946)
At 31 December 2004	60,400	(686,346)	-	(686,346)	(625,946)

Total financial liabilities are presented net of unamortised costs which amount to $11.1 million at 31 December 2004 ($8.7 million at 31 December 2003, $11.3 million at 31 December 2002). Details of currency denomination, interest and maturity profile of specific borrowings are given in note 13. There are no material monetary assets or liabilities denominated in currencies other than US dollars.

For the fixed rate financial liabilities, average interest rates and the average periods for which the rates are fixed are:

	Fixed rate financial liabilities	
Currency US Dollar	**Weighted average interest rate %**	**Weighted average year for which rate is fixed Years**
At 31 December 2002	10.0	4
At 31 December 2003	10.0	4
At 31 December 2004	-	-

Borrowing facilities

Undrawn committed facilities as at 31 December 2004 amounted to $65.0 million, due to expire on 25 February 2011. There were no other material undrawn committed facilities at 31 December 2002, 2003 or 2004.

14. Financial instruments (continued)

Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the TransWestern Group's financial assets and financial liabilities at 31 December 2002, 2003 and 2004. The fair value of fixed rate borrowings has been estimated by discounting cash flows at prevailing interest rates. The fair value of floating rate borrowings approximates book value as interest rates on these instruments reset on a frequent basis.

	At 31 December 2002		At 31 December 2003		At 31 December 2004	
	Book value US$'000	Fair value US$'000	Book value US$'000	Fair value US$'000	Book value US$'000	Fair value US$'000
Primary financial instruments held or issued to finance the TransWestern Group's operations:						
Short-term borrowings [a]	(5,311)	(5,311)	(6,146)	(6,146)	(1,534)	(1,534)
Long-term borrowings [b]	(455,531)	(490,194)	(378,504)	(402,988)	(684,812)	(685,466)
Cash at bank and in hand	17,416	17,416	2,022	2,022	1,884	1,884

[a] Short and long-term borrowings have been presented net of unamortised costs which amount to $11.1 million at 31 December 2004 ($8.7 million at 31 December 2003, $11.3 million at 31 December 2002).

15. Reconciliation of movements in aggregated partners' deficit

	31 December		
	2002 US$'000	2003 US$'000	2004 US$'000
At 1 January	(140,090)	(118,201)	(112,344)
Retained profit for the year	23,379	6,825	24,962
Members distributions	(1,490)	(968)	(357,189)
At 31 December	(118,201)	(112,344)	(444,571)

16. Acquisitions

The TransWestern Group purchased one company (comprising three directories) during 2003 and 6 companies (comprising 20 directories) during 2002 for a total consideration of $2.0 million and $24.2 million, respectively. All of these purchases were accounted for as acquisitions. Names and dates of these acquisitions are set out below. There were no other acquisitions for the years ended 31 December 2004, 2003 and 2002.

Name of company acquired	**Date of acquisition**
2002	
Brazos Valley Telephone Directory Company	26 February 2002
Phone Directories Company, Inc.	22 March 2002
Arnold Advertising, Inc.	11 April 2002
Western Directory, Inc.	1 May 2002
Pennco Publishing, Inc.	5 June 2002
West Vista Publishing, Inc.	15 August 2002
2003	
TelFax, Inc.	6 February 2003

16. Acquisitions (continued)

The aggregate acquired assets and liabilities at 31 December 2003 as follows:

2003 acquisitions in aggregate	**Book value US$'000**	**Fair value adjustments US$'000**	**Fair value US$'000**
Tangible fixed assets	70	-	70
Debtors	130	-	130
Creditors	(14)	(1)	(15)
Net assets acquired	186	(1)	185
Goodwill			1,820
Consideration			2,005
Consideration satisfied by:			
Cash			1,950
Transaction fees			55
			2,005

2002 acquisitions in aggregate	**Book value US$'000**	**Fair value adjustments US$'000**	**Fair value US$'000**
Tangible fixed assets	192	-	192
Debtors	3,899	5	3,904
Cash	43	-	43
Creditors	(2,002)	-	(2,002)
Net assets acquired	2,132	5	2,137
Goodwill			22,698
Consideration			24,835
Consideration satisfied by:			
Cash			24,046
Transaction fees			789
			24,835

In 2002 and 2003, companies acquired by the TransWestern Group contributed $2.8 million and $0.6 million respectively to turnover for the year and $1.0 million and $0.3 million respectively to gross profit for the year.

Results in respect of acquired companies were not tracked by the TransWestern Group in detail. It is therefore not practicable to disclose any further detail in respect of the post acquisition results of companies acquired in 2002 and 2003.

17. Reconciliation of movements in net cash/(debt)

	Cash in hand and at bank US$'000	Debt due after 1 year US$'000	Debt due within 1 year US$'000	Total US$'000	Net cash/(debt) US$'000
Cashflow before financing	49,951	-	-	-	49,951
Acquisitions (excluding cash and overdrafts)	(24,835)	-	-	-	(24,835)
Cashflow from financing	(34,613)	34,298	315	34,613	-
Other non-cash changes	-	(2,651)	-	(2,651)	(2,651)
At 31 December 2002	17,416	(455,531)	(5,311)	(460,842)	(443,426)
Cashflow before financing	65,227	-	-	-	65,227
Acquisitions (excluding cash and overdrafts)	(2,005)	-	-	-	(2,005)
Cashflow from financing	(78,616)	79,451	(835)	78,616	-
Other non-cash changes	-	(2,424)	-	(2,424)	(2,424)
At 31 December 2003	2,022	(378,504)	(6,146)	(384,650)	(382,628)
Cashflow before financing	(304,913)	-	-	-	(304,913)
Cashflow from financing	304,775	(309,387)	4,612	(304,775)	-
Other non-cash changes	-	3,079	-	3,079	3,079
At 31 December 2004	1,884	(684,812)	(1,534)	(686,346)	(684,462)

Non-cash charges comprise amortisation of issue costs relating to debt issues.

18. Employees and members

	Year ended 31 December		
Staff costs for the TransWestern Group during the year	**2002 US$'000**	**2003 US$'000**	**2004 US$'000**
Wages and salaries	101,585	108,335	119,591
Social security costs	7,092	8,294	9,200
Other pension and post-retirement costs (note 19)	2,227	1,603	1,799
	110,904	118,232	130,590

	Year ended 31 December		
Average monthly number of people employed	**2002 Number**	**2003 Number**	**2004 Number**
Marketing and sales	1,367	1,834	2,127
Other	316	310	310
	1,683	2,144	2,437

19. Pension and other post retirement commitments

The TransWestern Group sponsors a 401(k) and profit sharing retirement plan for substantially all of its employees. Employees can make contributions to the plan up to the maximum amount allowed by US federal tax code regulations. The TransWestern Group may match the employee contributions up to a limitation of 83% of the first 6% of annual earnings per participant. The TransWestern Group may also make annual discretionary profit sharing contributions.

The pension cost in respect of the scheme represents contributions payable to the fund and amounted to $2.1 million in 31 December 2004 ($2.0 million 31 December 2003, $2.7 million 31 December 2002). Outstanding contributions amounted to $0.001 million as at 31 December 2004 (2003 - nil, 2002 - $0.8 million).

20. Operating lease commitments

As at 31 December 2002, 2003 and 2004 the TransWestern Group had annual commitments under non-cancellable operating lease agreements in respect of properties, computer and office equipment, and furnitures and fixtures as follows:

	31 December					
		2002		2003		2004
Lease expiry:	Land & Buildings US$'000	Computer, office equipment, and furniture and fixtures US$'000	Land & Buildings US$'000	Computer, office equipment, and furniture and fixtures US$'000	Land & Buildings US$'000	Computer, office equipment, and furniture and fixtures US$'000
Within one year	487	54	455	24	736	75
Within two to five years	3,738	756	2,754	904	3,670	999
After five years	1,304	-	1,144	-	2,639	-
	5,529	810	4,353	928	7,045	1,074

21. Contingent liabilities

The TransWestern Group and/or its subsidiaries are parties to various litigation matters incidental to the conduct of their business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the TransWestern Group's financial condition or the results of its operations. There were therefore no contingent liabilities in the years ended 31 December 2004, 2003 and 2002.

22. Related party transactions

Transactions with partners

	2002 US$'000	2003 US$'000	2004 US$'000
Distributions to Partners	(1,593)	(1,050)	(357,678)
Payments on notes receivable from partners	103	82	489
Total	(1,490)	(968)	(357,189)

Other

In connection with the recapitalisation in June 2001, the TransWestern Group entered into a Management Agreement with Thomas H. Lee Advisors, LLC ("THL Co."), an affiliate of Thomas H. Lee Equity Fund V, L.P., pursuant to which THL Co. agreed to provide (i) general executive and management services, (ii) identification, negotiation and analysis of financial and strategic alternatives, and (iii) other services agreed upon by the TransWestern Group and THL Co. On the recapitalisation closing date, THL Co. and the other equity investors in the TransWestern Group each received their pro rata portion of a $10.0 million transaction fee. In addition, THL Co. and all other equity investors received a pro rata portion of the $1.0 million annual management fee (the "Management Fee"), plus THL Co. is reimbursed for all reasonable out-of-pocket expenses (payable monthly in arrears). The Management Agreement has an initial term of one year, subject to automatic one-year extensions, unless the TransWestern Group or THL Co. provides written notice of termination no later than 30 days prior to the end of the initial or any successive period. The Management Agreement will be terminated prior to the closing of the acquisition. For the years ended 31 December 2004, 2003 and 2002, the TransWestern Group recorded general and administrative expenses of $1.0 million in each respective year in connection with the Management Agreement. Although these expenses were intended broadly to reflect the cost that would apply on an arm's length basis, it is possible that the terms of the agreement may have been different if the transacting partners had not been connected with the TransWestern Group.

Amounts owed to the partners were $0.02 million, $0.5 million and $0.6 million for the years ended 31 December 2004, 2003 and 2002, respectively.

23. Ultimate controlling party

Funds affiliated with THL Co. are the ultimate controlling party of the TransWestern Group.

24. Post balance sheet events

On 17 May 2005, it was announced that Yellow Book USA, Inc. had entered into an agreement to purchase the TransWestern Group. On completion of that transaction, which is subject to shareholder approval, all of the TransWestern Group's debt will be repaid and any remaining deferred finance costs will be written off.

Yours faithfully,



PricewaterhouseCoopers LLP
Chartered Accountants

PART III

PRO FORMA STATEMENT OF NET ASSETS OF THE ENLARGED GROUP

1. Pro forma financial information

The following unaudited pro forma statement of net assets at 31 March 2005 is based on:

- the consolidated balance sheet of the Yell Group at 31 March 2005, extracted without material adjustment from the audited consolidated financial statements of the Yell Group as published in the Yell Group Annual Report on 10 June 2005; and
- the consolidated balance sheet of the TransWestern Group at 31 December 2004 as set out in Part II "Accountants' Report on TransWestern", translated into sterling at $1.89: £1.00 being the closing rate of exchange on 31 March 2005.

The unaudited pro forma statement of net assets has been prepared to show the effect on the net assets of the Yell Group as if the acquisition of the TransWestern Group had occurred on 31 March 2005.

The unaudited pro forma statement of net assets has been prepared on the basis that the acquisition of the TransWestern Group will be accounted for using acquisition accounting principles, with the excess purchase price being capitalised as goodwill. No account has been taken of any fair value adjustments which may arise on this acquisition.

No account has been taken of trading or other transactions of the Yell Group since 31 March 2005 and of the TransWestern Group since 31 December 2004.

The unaudited pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of:

- the financial position of the Yell Group had the Acquisition occurred on the date assumed; or
- the financial position of the Yell Group at any future date.

For the purposes of the unaudited proforma statement of net assets, information derived from the Accountants' Report on the TransWestern Group has been presented in sterling.

Unaudited pro forma statement of net assets at 31 March 2005

	Yell Group actual	TransWestern Group actual	Acquisition pro forma adjustments	Other pro forma adjustments	Pro forma total
		Adjustments			
		(note 1)	(note 2)	(note 3)	
	£m	£m	£m	£m	£m
Fixed assets					
Intangible assets	1,635.0	112.7	714.3 (a)	-	2,462.0
Tangible assets	47.8	2.4	-	-	50.2
Investment	2.0	-	-	-	2.0
Total fixed assets	1,684.8	115.1	714.3	-	2,514.2
Current assets					
Stocks	172.6	41.7	-	-	214.3
Debtors	478.7	32.0	-	-	510.7
Cash at bank and in hand	55.5	1.0	(43.0) (b)	(13.5) (i) (ii) (iii)	-
Total current assets	706.8	74.7	(43.0)	(13.5)	725.0
Creditors: amounts falling due within one year					
Loan and other borrowings	(91.3)	-	-	90.0 (ii)	(1.3)
Current portion of long-term other creditors	-	(0.8)	0.8 (a)	-	-
Other creditors	(345.7)	(60.2)	-	-	(405.9)
Total creditors: amounts falling due within one year	(437.0)	(61.0)	0.8	90.0	(407.2)
Net current assets	269.8	13.7	(42.2)	76.5	317.8
Total assets less current liabilities	1,954.6	128.8	672.1	76.5	2,832.0
Creditors: amounts falling due after more than one year					
Loan and other borrowings	(1,070.3)	-	(799.3) (c)	(85.1) (i) (ii) (iii) (iv)	(1,954.7)
Deferred tax liabilities	-	(1.6)	-	-	(1.6)
Other creditors (gross)	-	(368.3)	368.3 (a)	-	-
Deferred Financing Fees netted against other Creditors	-	5.9	(5.9) (a)	-	-
Total creditors: amounts falling due after more than one year	(1,070.3)	(364.0)	(436.9)	(85.1)	(1,956.3)
Net assets (liabilities)	884.3	(235.2)	235.2 (a)	(8.6) (iv)	875.7

Notes to the pro forma statement of net assets

1. The TransWestern Group net assets have been translated into UK pounds sterling at an exchange rate of $1.89: £1.00, being the closing rate of exchange on 31 March 2005.

2. The acquisition pro forma adjustments in respect of the Acquisition:

(a) The adjustment of £714.3 million to intangible assets relates to the additional goodwill of £714.3 million arising on the Acquisition. Additional goodwill is the difference between the purchase consideration and the negative net assets acquired. The purchase consideration comprises £833.3 million ($1,575.0 million) purchase price plus £9.0 million of estimated acquisition costs ($17.0 million) less £368.3 million ($695.9 million) and £0.8 million ($1.5 million) payable to bank creditors and previous owners of the TransWestern Group that will be extinguished on Completion. The negative net assets acquired of £241.1 million comprise £235.2 million of net liabilities adjusted to reflect the write-off of £5.9 million ($11.1 million) of arrangement fees on the TransWestern Group debt. No account has been taken of any fair value adjustments, which may arise on this acquisition.

(b) The adjustment of £43.0 million relates to £43.0 million of cash available to be applied in partial satisfaction of the consideration payable pursuant to the Merger Agreement.

(c) Relates to additional borrowings of £799.3 million required to fund the purchase price of £833.3 million ($1,575.0 million) and estimated acquisition cost of £9.0 million ($17.0 million) less the £43.0 million of cash available to apply against the Acquisition.

3. Other pro forma adjustments relate to proceeds of £859.6 million from the refinancing arrangements used to repay Yell Group's existing third party debt of £769.6 million and £90.0 million, new debt arrangement fees of £13.5 million in respect of the £2,000 million credit facility and the write off of £8.6 million of arrangement fees on Yell Group's old third party debt.

	Proceeds to replace old debt facility	Senior debt facility repayment	New debt arrangement fees	Write-off arrangement fees on old debt	Total
	(i)	(ii)	(iii)	(iv)	
	£m	£m	£m	£m	£m
Current assets					
Cash at bank and in hand	859.6	(859.6)	(13.5)	-	(13.5)
Total current assets	859.6	(859.6)	(13.5)	-	(13.5)
Creditors: amounts falling due within one year					
Loan and other borrowings	-	90.0	-	-	90.0
Total creditors: amounts falling due within one year	-	90.0	-	-	90.0
Net current assets	859.6	(769.6)	(13.5)	-	76.5
Total assets less current liabilities	859.6	(769.6)	(13.5)	-	76.5
Creditors: amounts falling due after more than one year					
Loan and other borrowings	(859.6)	769.6	13.5	(8.6)	(85.1)
Total creditors: amounts falling due after more than one year	(859.6)	769.6	13.5	(8.6)	(85.1)
Net assets	-	-	-	(8.6)	(8.6)

Note: The pro forma statement of net assets has been prepared under UK generally accepted accounting principles ("UK GAAP"). Yell Group's interim accounts for the quarter ending 30 June 2005, the half year ending 30 September 2005, the third quarter ending 31 December 2005 and its statutory accounts for the year ending 31 March 2006, will be prepared under International Financial Reporting Standards.

2. **Report by PricewaterhouseCoopers LLP on pro forma statement of net assets**



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Yell Group plc
Queens Walk
Oxford Road
Reading
Berkshire RG1 7PT

The Directors
N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

24 June 2005

Dear Sirs

Yell Group plc (the "Company")

We report on the pro forma statement of net assets set out in Part III of the Company's circular dated 24 June 2005. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the proposed acquisition of the TransWestern Group, comprising TransWestern Holdings L.P., TransWestern Communications Company, Inc., Cayman Blocker I Corp. and Parallel Blocker I Corp., might have affected the consolidated balance sheet of the Company as at 31 March 2005.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Company.

Opinion

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

PART IV

SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE MERGER AGREEMENT

1. INTRODUCTION

On 16 May 2005, an agreement and plan of merger was entered into by and among (1) Yellow Book, (2) Tapestry Acquisition, LLC ("Merger Sub"), (3) TransWestern, (4) TWP Rep Co., LLC and (5) Yell (the "Merger Agreement").

The Merger Agreement sets out the terms of and conditions to the completion of the Acquisition, certain representations and warranties, and contains various covenants relating to the periods prior to and following Completion.

2. PRINCIPAL TERMS AND CONDITIONS

2.1 Structure

The Delaware Revised Uniform Limited Partnership Act (as amended, the "DRULPA") and the Delaware Limited Liability Company Act (the "LLC Act") permit a limited liability company formed and existing under the LLC Act to merge with and into a limited partnership formed and existing under the DRULPA.

Under the terms of the Merger Agreement, Merger Sub, a wholly-owned subsidiary of Yellow Book, will be merged with and into TransWestern (the "Merger"). Following the Merger, in accordance with the DRULPA and the LLC Act, Merger Sub will cease to exist as a separate entity but TransWestern will continue in existence as a wholly-owned subsidiary of Yellow Book and shall succeed to all the rights and be subject to all the liabilities of both Merger Sub and TransWestern.

Upon the Merger becoming effective, the membership interests of Yellow Book in Merger Sub will be converted into Class A Common Units and Class B Common Units in TransWestern and Yellow Book will become a limited partner of TransWestern. At the same time, by way of a separate merger, Yellow Book will indirectly acquire further Class A Common Units in TransWestern through its acquisition of the stock of TransWestern Communications Company, Inc. ("TCC"). TCC is the general partner of TransWestern and the manager of TransWestern's subsidiary, TransWestern Publishing, but has no other operations or activities. In addition, by way of a separate stock purchase transaction, Yellow Book will acquire all of the issued and outstanding capital stock of Cayman Blocker I Corp. ("CBIC") and Parallel Blocker I Corp. ("PBIC"), affiliates of TransWestern, and, as a result, will indirectly acquire further Class A Common Units in TransWestern.

The common units of TransWestern outstanding immediately prior to the Merger becoming effective (other than those held by TCC, CBIC and PBIC) will be converted at such time as the Merger is effective into the right to receive a specified proportion of the consideration payable by Yellow Book.

2.2 Consideration

The purchase price for the acquisition of TransWestern under the Merger Agreement is US$ 1,575 million, which includes:

2.2.1 the value of certain net indebtedness of the TransWestern Group to be repaid at Completion (estimated to be approximately US$ 680,535,000);

2.2.2 the consideration payable by Yellow Book for TCC (estimated to be approximately US$ 10,825,291);

2.2.3 the consideration payable by Yellow Book for CBIC (estimated to be approximately US$ 3,882,901);

2.2.4 the consideration payable by Yellow Book for PBIC (estimated to be approximately US$ 73,117,487);

2.2.5 certain transaction expenses of TransWestern (estimated to be approximately US$ 20 million); and

2.2.6 certain other liabilities being assumed by YellowBook (estimated to be approximately US$ 2 million).

The amounts referred to in 2.2.1 to 2.2.6 above are estimates and are subject to adjustment as provided in the Merger Agreement. However, the total amount payable by the Yell Group as consideration for TransWestern, TCC, CBIC and PBIC and in repayment of TransWestern indebtedness will not exceed US$ 1,575 million.

2.3 Key Conditions to Closing

The principal conditions to completion of the Merger Agreement are:

2.3.1 that the representations and warranties be true and correct without giving effect to any materiality, "Material Adverse Effect" or similar qualification at and as of the date of the Merger Agreement and at and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct would not in the aggregate, have a Material Adverse Effect (as defined in the Merger Agreement);

2.3.2 the approval by Yell Shareholders of the Merger Agreement;

2.3.3 the expiry or termination of the applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and rules and regulations thereunder;

2.3.4 there being no events, changes or effects, individually or in the aggregate, with respect to TransWestern and its subsidiaries, taken as a whole having, or that would reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement);

2.3.5 the completion by TransWestern of certain recapitalisation transactions pursuant to which, among other things, TransWestern and certain of its subsidiaries, affiliates and limited partners shall liquidate and/or distribute all or a portion of their interests in TransWestern and certain of its subsidiaries;

2.3.6 the completion by Yellow Book of the acquisition of stock of CBIC and PBIC pursuant to a Stock Purchase Agreement, separate to the Merger Agreement, summarised in section 2.1 of this Part IV;

2.3.7 the completion by Yellow Book and the other parties thereto of the acquisition by Yellow Book of TCC pursuant to an agreement and plan of merger, separate to the Merger Agreement, summarised in section 2.1 of this Part IV; and

2.3.8 the receipt by Yell of funds pursuant to its new facility agreement (referred to in section 5 (a) (ii) of Part VI of this document).

Subject to prior receipt of US regulatory clearance, Yell expects Completion to occur within three business days following the approval of the Resolution by Shareholders.

3. REPRESENTATIONS AND WARRANTIES

3.1 TransWestern

Subject to matters disclosed to the contrary, TransWestern gives certain customary representations and warranties in the Merger Agreement, including in relation to:

3.1.1 the due organisation, continued existence and good standing of itself and its subsidiaries;

3.1.2 the identity and ownership of its subsidiaries and the existence and extent of other investments;

3.1.3 current capitalisation and outstanding rights and obligations relating to capital;

3.1.4 its authority to enter into and complete the Merger Agreement and the other transactions referred to therein;

3.1.5 the unaudited unconsolidated balance sheet of TransWestern and its subsidiaries as at 31 March 2005 and, the related income statement for the 3 months ended on that date, the audited consolidated balance sheet for TransWestern and its subsidiaries for the years ended 31 December 2003 and 31 December 2004 and the audited consolidated income statement and statement of cashflows for TransWestern and its subsidiaries for the years ended 31 December 2004, 31 December 2003 and 31 December 2002;

3.1.6 absence of liabilities not provided for in relevant accounts, material adverse change since 31 March 2005 or litigation capable of having a material adverse effect;

3.1.7 employee benefit plans and pension schemes and other specified matters relating to employees; and

3.1.8 ownership, registration and infringements of intellectual property.

3.2 Yell and Yellow Book

Subject to matters disclosed to the contrary, Yell and Yellow Book give certain representations and warranties in the Merger Agreement customary in a transaction of the size and complexity of the Acquisition, including in relation to:

3.2.1 the existence of a commitment letter in respect of funds required by Yell for inter alia Completion, the intention of Yell to enter into the Facilities Agreement (as defined in paragraph 5(a)(ii) of Part VI of this document) and ancillary documentation, and the adequacy of the funds that will be available to Yell thereunder for the purposes of inter alia Completion; and

3.2.2 the continued solvency of the entities acquired pursuant to the Merger Agreement following Completion.

3.3 Effect of representations and warranties

The principal purpose of the representations and warranties, which will not survive the Closing Date, is to confer a right of termination on the party who is not in breach in circumstances where the breach or, in aggregate, the breaches would have a Material Adverse Effect, as described in the Merger Agreement.

4. COVENANTS

4.1 TransWestern

TransWestern and its subsidiaries grant Yell and Yellow Book in the Merger Agreement covenants typical in a transaction of the size and complexity of the Acquisition, including for the purposes of:

4.1.1 carrying on the business in a substantially similar manner as previously conducted during the period between the date of the Merger Agreement and the Closing Date;

4.1.2 granting to Yell, Yellow Book and their representatives access to the books and records of TransWestern;

4.1.3 prohibiting any negotiations between TransWestern and its subsidiaries and any third party other than Yell and Yellow Book in relation to the acquisition of interests in them or all or substantially all of their assets; and

4.1.4 making filings to competition authorities.

4.2 Yell and Yellow Book

Yell, Yellow Book and Merger Sub grant TransWestern in the Merger Agreement covenants typical in a transaction of the size and complexity of the Acquisition, including for the purposes of:

4.2.1 preserving after the Closing Date the books and records of TransWestern for periods prior to the Closing Date and permitting the sellers' representative reasonable access thereto; and

4.2.2 maintaining insurance and indemnities in relation to general partners, directors and officers.

PART V

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information in this document, before deciding what voting action to take in relation to your Yell Shares.

References in this Part V to "we", "us" and "our" are to Yell Group plc and, where the context requires, its subsidiaries.

Our regulatory environment restricts our revenue growth in the United Kingdom.

Our UK printed consumer classified directories, which currently represent our largest product offering in terms of turnover and profits, are subject to undertakings we have given to the UK Secretary of State for Trade and Industry. These undertakings regulate the prices we may charge for classified advertisements, and were revised from January 2002 to reduce further the prices that we may charge for classified advertisements in the United Kingdom following acceptance by the Secretary of State of the advice of the Director General of Fair Trading that a stronger price cap was needed to address the concerns expressed in his review. The revised undertakings limit any annual price increase to a percentage equal to the inflation rate as measured by the official UK Retail Price Index ("RPI") minus six percentage points. This means that our prices for these advertisements are required to be reduced in absolute terms each year that the inflation rate is less than 6 per cent. and that, relative to inflation, these prices are reduced every year so long as the undertakings remain in effect. Our new undertakings to the UK Secretary of State for Trade and Industry remain in effect. The Enterprise Act 2002 (the competition provisions of which came into force on 20 June 2003) brings about changes to the UK competition regime, including, in general, removing the role of the Secretary of State for Trade and Industry in competition proceedings and transferring her functions to the Office for Fair Trading and the Competition Commission. The competition authorities have the power to review the effectiveness and appropriateness of the undertakings at any time and may at any time request revised terms, which may be more restrictive. In 2004 the Office of Fair Trading began a review of the undertakings. In April 2005 the "Supply of Classified Directory Advertising Services" in the UK was referred to the Competition Commission for investigation. This investigation is underway. Based on the current timetable, the Competition Commission expects to report its conclusions at the latest by April 2007, but we believe it is more likely to report within the next 12 to 15 months.

Our results may vary from quarter to quarter and may not be indicative of our results for the full year.

Because the different editions of our classified directories are published and distributed at different times throughout the year, our business does not experience significant seasonality. In accordance with our accounting policies, we do not recognise turnover or the costs directly related to sales, production, printing and distribution for any given directory until delivery of that directory has been completed. This means that because the number and type of directories are not evenly distributed during the year or published in the same quarter every year, our turnover and profits do not arise evenly over the year. Any delay in the publication and distribution of a significant directory, or a number of directories that either singly or together generate significant turnover, could have the effect of postponing the recognition of turnover and costs from that directory or those directories to the following financial period. Similarly, an earlier distribution of directories during the year could result in recognition of turnover and costs in an earlier period as compared to the prior year, making year-to-year comparisons more difficult. Finally, due to timing differences among the recognition of revenues and costs, the payment of costs and invoicing our advertisers, operating profit, EBITDA and other financial indicators generally relied on by investors to evaluate a company's financial performance may not, in our case, reflect actual cash received or expended during a given period.

Our business may be adversely affected by our reliance on, and our extension of credit to, small and medium-sized businesses.

A significant portion of our turnover is derived from selling advertising to small and medium-sized businesses. In the ordinary course of our business, we extend credit to these advertisers for advertising purchases. Small and medium-sized businesses, however, tend to have fewer financial resources and higher financial failure rates than large businesses. We believe these limitations are a significant contributing factor to having advertisers in any given year not renew their advertising in the following year. Bad debt expense as a percentage of Group turnover was 6.0 per cent. and 5.6 per cent. for the financial years ended 31 March 2004 and 2005, respectively, and has been and currently is higher in the United States, where churn rates are higher. In addition, full collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to small and medium-sized businesses.

Increased paper prices may have a material adverse effect on our business.

Paper represents our single largest raw material expense. In the 2005 financial year, paper costs represented approximately 3.9 per cent. of turnover and 10.6 per cent. of our total cost of sales in the United Kingdom. Paper costs represented 9.5 per cent. of turnover and approximately 17.0 per cent. of our total cost of sales in the 2005 financial year in the United States. In the past, paper prices have fluctuated significantly. For example, during the past five years, the directory-grade paper prices (linked to newsprint increases) we have paid in the United Kingdom have fluctuated by 10 per cent., and may significantly increase in the future. We estimate that a 10 per cent. change in paper prices during the 2005 financial year would have had an annual impact of approximately £8.5 million on our Group operating profit. We seek to limit our exposure to market fluctuations through maximum or fixed price arrangements with our suppliers. Our current arrangements in the United Kingdom expire in March 2007. Historically, Yellow Book had no fixed price arrangements and, instead, obtained paper at prevailing market rates. In the United States we have executed an agreement with a US-based supplier Katahdin Fraser, who will provide a maximum of 81,600 tonnes for the next four years until August 2009. We have a contract with UPM-Kymmene for a minimum amount of 54,500 tonnes. This would enable growth in UPM-Kymmene's tonnage at a fixed ceiling price until the end of the agreement in August 2007. Additional requirements are met by our supplier Norske, based on a geographical plan to keep tonnage applied to west coast destinations. The amount will vary depending on the titles we are printing. We have an arrangement with Norske for a minimum of 18,100 tonnes until the end of 2005. We may not be able to renew these arrangements on satisfactory terms, if at all. The failure to deliver by any of our major suppliers could require that we make purchases in the spot market, at potentially higher prices, during the period it takes to replace such major suppliers.

If we cannot expand through acquisitions and integrate our acquisitions and new directory introductions successfully, our ability to expand our business may be adversely affected. Material acquisitions by us may have a material adverse effect on our business.

We have expanded in the United States through several acquisitions of classified directory publishers and new directory introductions or launches. As part of our strategy, we actively evaluate and intend to continue from time to time to evaluate potential acquisitions, some of which may be material. Any future new acquisitions, and recent and future directory launches will require the attention of our management and the diversion of other resources. We cannot assure you that we will be able to identify, acquire, launch or profitably manage additional classified directory publishers or directory launches or successfully integrate such publishers without substantial costs, delays or other problems, if at all. In addition, we cannot assure you that any companies acquired or directories launched will be profitable at the time of their acquisition or launch or that they will achieve levels of profitability that will justify the investment we made in them. We cannot assure you in the case of acquisitions that we will successfully overcome disparities between our corporate strategies and cultures and those of the businesses we acquire in the future.

We may also seek to expand into geographic areas where we currently have no operations and where we may encounter cultural differences. In addition, we expect that we will encounter additional

competitors pursuing acquisitions of classified directories businesses. These competitors may include the Regional Bell Operating Companies, recently divested directory publishing businesses and smaller independent publishers with aggressive growth strategies. Our ability to expand our business in the future may be affected if we are unable to identify and consummate acquisitions and integrate our acquisitions or directory launches successfully.

If we lose the services of our key executive officers, we may not succeed in implementing our business strategy.

Our Chief Executive Officer and certain other senior managers are key to the successful implementation of our business strategy in the near to medium term. Our executive and senior managers have extensive experience and knowledge of our industry and its potential. The loss of their services could have a material adverse effect on our ability to implement our business strategy.

The loss of important intellectual property rights could adversely affect our competitiveness.

Some of our trademarks, such as our "Yellow Pages" brand name in the United Kingdom and our "Yellow Book" brand name in the United States, and other intellectual property rights are important to our business. We rely upon a combination of copyright and trademark laws as well as, where appropriate, contractual arrangements, including licensing agreements, to establish and protect our intellectual property rights. We are required from time to time to bring lawsuits against third parties in order to protect our intellectual property rights. Similarly, we are, and expect from time to time to be, party to proceedings where third parties challenge our rights. We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. As the internet grows, it may prove more onerous to protect our trademarks such as Yell.com from domain name infringement or to prevent others from using internet domain names that associate their business with ours. Although we are not aware of any material infringements of any trademark rights that are significant to our business, any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or operating results. In addition, we do not have rights to the "Yellow Pages" brand name, or its local-language equivalent, in any countries in which we might operate other than in the United Kingdom and some of the former and current British territories overseas. The loss of important trademarks could have a material adverse effect upon our business, financial condition and results of operations.

Foreign exchange rate fluctuations may adversely affect our business, financial condition and results of operations.

As our reporting currency is the pound sterling, any movement in foreign currency exchange rates in relation to pounds sterling, particularly the movements in the dollar/pound sterling exchange rate, could have an impact on our business, financial condition and results of operations. If the average dollar/pound sterling exchange rate used for reporting purposes had been $0.10 higher during our 2005 financial year, then our reported turnover would have been £31.8 million lower. Any dilution of our earnings reported in pounds sterling as a result of the weakening US dollar is partially offset by a natural hedging within the Group as a result of our having a significant amount of debt denominated in US dollars. Nevertheless, in the future, we may also experience exchange gains or losses upon translation of our dollar-denominated liabilities or upon translation of our US assets or results of operations, and we may incur foreign exchange transaction losses to the extent we are required to fund payments on the dollar-denominated Notes with pounds sterling. We do not currently hedge against foreign exchange risk, although we may choose to do so in the future.

Additional regulation regarding information technology may increase our costs.

In addition to our printed directories, we also offer internet-based products and services. General advertising laws and regulations and data protection legislation may apply to our internet-based activities in the same way in which they apply to our activities generally. As our business in this area

develops, specific laws and regulations relating to the provision of internet services and to the use of the internet and of related applications may become more relevant. Regulation of the internet and related services is itself still developing. If our regulatory environment becomes more restrictive, including increased internet content regulation, our profitability could decrease.

Our exposure to defamation and privacy claims could have a material effect on our operating results or financial condition.

We are exposed to defamation and breach of privacy claims relating to our directories business as well as methods of collection, processing and use of personal data. The subjects of our data and users of data collected and processed by us could also have claims against us if our data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorised persons. Although we have not had any material claims relating to either defamation or breach of privacy to date, we may be party to litigation matters that could have a material adverse effect on our business, financial condition or results of operations or otherwise distract our management.

If we cannot adapt our business to technological change, we may be unable to maintain our competitive position.

We anticipate that the classified advertising industry may experience significant changes arising from rapid developments in technology and users' technology preferences. We currently derive substantially all of our revenue from our printed classified directories. However, increasing use by business and residential users of internet-based and other technologically advanced products and services may cause our future turnover mix to shift in favour of products and services other than our printed classified directories, such as our internet-based products and services. Turnover derived from our printed classified directories may decline and may not be offset by turnover derived from our other products and services. Our ability to maintain our competitive position may depend upon our ability to enhance existing products and services, develop and market new products and services and attract and retain key managers and employees to respond to the growing presence of internet-based and other technologically advanced products in our industry. If we fail to anticipate or to respond adequately to changes in technology and user preferences, or incur significant delays or costs in product development or introduction, we may be unable to maintain our competitive position. As a result of the growing use of internet-based and other technologically advanced products and services, we may face increased competition from new as well as existing providers of services similar to ours.

Our reliance on technology could have a material adverse impact on our business.

Most of our business activities rely to a significant degree on the efficient and uninterrupted operation of our computer and communications systems and those of third parties. Any failure of current or, in the future, new systems could impair our collection, processing or storage of data and the day-to-day management of our business. This could have a material adverse effect on our business, financial condition and results of operations.

Our computer and communications systems are vulnerable to damage or interruption from a variety of sources. Despite precautions taken by us, a natural disaster or other unanticipated problems that lead to the corruption or loss of data at our facilities could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on three principal suppliers may have a material adverse effect on our business.

We depend on two principal suppliers in the United Kingdom for many of our printing and pre-press needs. To that end, we have several long-term contracts with both RR Donnelley, for printing and binding our classified directories, and Pindar Set Ltd., for pre-press needs, including preparing artwork and paginating the directories. In the United States, we depend on Pindar Set Ltd. for substantially all of our pre-press needs and also on RR Donnelley and Quebecor Printing, Inc. for substantially all of Yellow Book's printing needs. These contracts are for services that are integral to our business. Should

our suppliers be unable to fulfil their contractual obligations under these agreements, this could result in a material adverse effect on our business until we find replacement suppliers for these services. However, these suppliers have developed extensive and robust Business Continuity Plans which would become effective in the unlikely event of any adverse circumstances which would affect the continuation of our business operations.

Our substantial leverage could adversely affect our financial wellbeing.

At 31 March 2005, we had total third-party debt, before the allocation of deferred finance costs, of £1,175.6 million, including £859.6 million of secured debt under our senior credit facilities and £314.7 million in Notes issued. We anticipate that we will continue to maintain considerable debt for the foreseeable future. Our substantial leverage poses the risk to Shareholders that:

- a significant portion of our cash flow from our operations will have to be dedicated to servicing our debt;
- our ability to obtain financing additional to that in place at the date of this document for working capital, capital expenditures or business opportunities may be impaired;
- we may have a much higher level of debt than certain of our competitors, which may put us at a competitive disadvantage and may make it difficult for us to pursue our business strategy; and
- our debt level may render us unable to adequately plan for or react to changing market conditions, changes in our business and the industry in which we operate.

Our debt agreements contain significant restrictions limiting our flexibility in operating our business.

Various covenants contained in our debt instruments limit or may limit our ability to:

- borrow money;
- use assets as security in other transactions;
- make certain asset dispositions;
- make investments;
- enter into transactions with subsidiaries other than on arm's-length terms; and
- pay dividends or make other distributions.

These restrictions could hinder our ability to carry out our business strategy and make payments of principal or interest on our debt. A breach of the covenants of any of our financing arrangements could cause a default under the terms of the other financing arrangements of our subsidiaries, causing all debt under those financing arrangements to become due.

Our ability to generate the cash needed to service our debt depends on certain factors beyond our control.

The future success of our operations will in large part dictate our ability to make scheduled payments on, and satisfy our obligations under, our debt, including our senior credit facilities and the Notes. Our future operating performance will be affected by general economic, competitive, market, business and other conditions, many of which are beyond our control. To the extent we are not able to fund any principal payment at maturity with respect to the senior credit facilities, the Notes or any interest payment when due from cash flow from operations, we will be required to refinance this debt pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise the additional funds necessary to achieve this would result in a default under the senior

credit facilities and/or a default under the Notes. We anticipate that we will have to refinance in part the repayment of the Notes at maturity. We cannot assure you that we will be able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all. The contents of this paragraph do not detract from the opinion set out in section 8 of Part VI of this document relating to working capital.

The integration of TransWestern may not realise all the anticipated benefits.

The integration of TransWestern will present significant challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the transaction.

The benefits and synergies expected to result from the combination of TransWestern and Yellow Book will depend in part on whether the operations of TransWestern can be integrated in a timely and efficient manner with those of Yellow Book. Yellow Book may face significant challenges in consolidating TransWestern's functions with those of Yellow Book, and integrating the organizations, procedures and operations of the two businesses. The integration of the two businesses may be complex and time-consuming, and management may have to dedicate substantial time and resources to it. These efforts could divert management's focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of TransWestern and Yellow Book could result in the failure to achieve some or all of the anticipated benefits from the transaction, including synergies and other operating efficiencies, and could have an adverse effect on the business, results of operations, financial condition or prospects of Yellow Book.

PART VI

ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names appear in section 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and Registered Office

The Directors of Yell Group plc and their functions are as follows:

Director	*Function*
Robert Avisson Scott	Non-executive Chairman
John Condron	Chief Executive Officer
John Davis	Chief Financial Officer
Charles Gordon Carey	Non-executive Director
John Bernard Coghlan	Non-executive Director
Joachim Eberhardt	Non-executive Director
Lyndon Lea	Non-executive Director
Lord Charles David Powell of Bayswater	Non-executive Director

The registered office of the Company is at Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT

3. Directors' Interests

(a) *Directors' interests in Yell Shares*

The interests of the Directors of the Company (which have been notified by each director pursuant to Sections 324 or 328 of the Act and are required to be entered in the register of directors' interests of Yell maintained under the provisions of Section 325 of the Act) and of the persons connected with them (within the meaning of Section 346 of the Act) which would if such connected persons were directors of the Company be required to be disclosed or notified under such sections of the Act and the existence of which was known to or could reasonably have been ascertained by the relevant director as at 23 June 2005 (being the last practicable date prior to the date of this document), are as follows:

(b) *Directors' interests in shares*

Name of Director	*Number of Yell Shares*	*Percentage of Issued Ordinary Shares*
Robert Avisson Scott	105,263	0.015
John Condron	2,969,971*	0.42
John Davis	969,252*	0.14
Charles Gordon Carey	105,263	0.015
John Bernard Coghlan	52,632	0.0075
Joachim Eberhardt	52,632	0.0075
Lyndon Lea	200,000	0.03
Lord Charles David Powell of Bayswater	2,632	0.0004

*The interests of John Condron and John Davis include interests of 30,356 and 17,513 Yell Shares, respectively, held under the Group's deferred bonus plan. These interests vest on 22 June 2008

provided that the relevant director has not ceased to be employed by the Group otherwise than in pre-determined "good leaver" circumstances. The interests of John Condron and John Davis also include 1,598,002 Yell Shares held by Mourant & Co Trustees Limited, as trustee for the Yell Employee Benefit Trust. This trust is a discretionary trust and all employees (including John Condron and John Davis) are included in the class of potential beneficiaries.

(c) *Directors' share options*

	Type of option	*Number of Shares under option*	*Exercise Price (pence)*	*Date from which first exercisable*	*Date of expiry*
John Condron	EXEC (a)	964,912	285	15 Jul 2006	14 Jul 2013
	EXEC (b)	404,480	401.75	11 Nov 2007	10 Nov 2014
	SAYE	3,548	260	1 Nov 2006	1 May 2007
John Davis	EXEC (a)	596,491	285	15 Jul 2006	14 Jul 2013
	EXEC (b)	233,354	401.75	11 Nov 2007	10 Nov 2014
	SAYE	6,096	260	1 Nov 2008	1 May 2009

Save as disclosed above, none of the Directors nor any person connected with any of them has any interest in the share capital of the Company or any of its subsidiaries or subsidiary undertakings.

(d) *Long Term Incentive Plan*

The first awards under the plan were made during the year ended 31 March 2005, as follows:

	Granted (number)	*At 31 March 2005 (number)*	*Market price at date of award*	*Date from which first exercisable*	*Date of expiry*
John Condron	161,792	161,792	401.75p	11 Nov 2007	10 Nov 2014
John Davis	93,341	93,341	401.75p	11 Nov 2007	10 Nov 2014

The extent to which the awards will vest will depend upon the Company's Total Shareholder Return (TSR) performance relative to the TSR performance of the FTSE 100 constituents (excluding investment trusts) over a three-year period. To the extent that the performance condition is not satisfied, the award will lapse and there will be no opportunity to retest the condition further. For an award to vest, the Company's TSR performance must not be less than that of the median company in the comparator group. If the Company is ranked at the median level, 30% of the award will vest, rising to 100% vesting at the upper quartile level.

(e) *Unusual or significant transactions*

None of the Directors is or was interested in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected during the current or immediately preceding financial year, or which were effected during an earlier financial year and which remain in any respect outstanding or unperformed.

(f) *Service contracts*

Save as disclosed in the Company's annual report and accounts for the year ended 31 March 2005, there are no service agreements in existence or proposed, between the Directors and any member of the Group with a notice or contract period of one year or more or containing provisions for predetermining compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

4. Major interests in Shares

As at 22 June 2005 (being the latest practicable date prior to the publication of this document) so far as the Directors are aware no person other than those listed below was interested, directly or indirectly, in 3 per cent. or more of the issued share capital of the Company:

Shareholder	*No. of Shares*	*Percentage of issued ordinary share capital*
FMR Corp and Fidelity International Limited and their subsidiaries	93,422,379	13.26
Franklin Resources, Inc	49,499,804	7.02
LloydsTSB Group Plc	41,705,374	5.92
Barclays Plc	41,465,925	5.88
Aviva plc and its subsidiaries	29,973,015	4.25
Legal & General Group plc	25,299,234	3.59
MFS Investment Management and its legal entities	22,779,265	3.23

5. Material Contracts

(a) *Yell*

Save for the contracts described below, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group (i) within the two years preceding the date of this document which are or may be material or (ii) prior to such date which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group as at the date of this document:

(i) the Merger Agreement, the TCC Merger Agreement and the Stock Purchase Agreement each of which is summarised in Part IV of this document; and

(ii) On 23 June 2005, the Company and certain of its subsidiaries entered into a facilities agreement (the "Facilities Agreement") with ABN AMRO Bank N.V., BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and J.P. Morgan plc (as joint mandated lead arrangers), the original lenders named therein and HSBC Bank plc (as "Facility Agent" and "Security Trustee"):

Structure

The Facilities Agreement is comprised of a term loan facility and a revolving credit facility (the "New Facilities"). The term loan facility constituted by the New Facilities provides for a five-year sterling and US dollar term loan facility in an aggregate principal amount of up to £1,400,000,000. The five-year revolving credit facility constituted by the New Facilities provides for revolving advances in an aggregate principal amount of up to £600,000,000 (or its equivalent in other currencies). The funds drawn under the Facilities Agreement will be used to fund the Acquisition (including the transaction costs thereof), refinance the indebtedness of the TransWestern Group and repay all outstanding amounts of the Yell Group under the existing Facilities Agreement dated 8 July 2003 (as amended and restated on 12 August 2003 and on 26 August 2003) and, in the case of the revolving credit facility, also for general corporate and working capital purposes of the Yell Group. The New Facilities will be guaranteed by certain subsidiaries of the Company and will also benefit from certain charges over shares granted by Yell Holdings 2 Limited.

Interest rates and fees

Advances under the term loan and revolving credit facilities will bear interest at rates per annum equal to LIBOR plus, where appropriate, any applicable mandatory liquid asset costs (which are the adjustments required if the Bank of England mandates a change to the reserve requirements for lending banks), plus a margin of 1.00 per cent. per annum. There is a margin adjustment mechanism in relation to both the new term facility and the new revolving credit facility, commencing upon delivery of financial statements for the financial period ending 31 March 2006, under which the applicable margin may be reduced to as low as 0.40 per cent. per annum following reductions in the Company's leverage ratio as reflected in such financial statements. The leverage ratio is the ratio of the Company's consolidated net debt to consolidated EBITDA.

Guarantees and security

The Group's obligation under the New Facilities will be guaranteed by, amongst others, Yell Finance B.V., Yellow Pages Limited, Yell Holdings 2 Limited, Yell Limited and Yellow Book Group, Inc., YH Limited and each of Yell Limited's and Yellow Book Group, Inc.'s material subsidiaries. Yell Holdings 2 Limited will also grant security over its shares of Yell Limited and YH Limited to the Security Trustee (for the benefit of the secured parties).

Covenants

The New Facilities contain covenants by and restrictions on the Company, each Obligor (as defined in the Facilities Agreement) and, in some cases, the subsidiaries of the Company (subject to certain agreed exceptions) which are typical for bank facilities of this type, including that the Company, each Obligor and, in some cases, the subsidiaries of the Company are required to observe certain customary covenants, including, but not limited to: (i) maintenance of legal status; (ii) notification of default; (iii) maintenance of licences and authorisations; (iv) compliance with applicable environmental and other laws; and (v) financial covenants, in addition to restrictions (also subject to certain agreed exceptions) on (a) creating security interests; (b) making acquisitions; (c) disposing of assets; (d) restrictions on loans from Obligors to third parties and non-Obligor subsidiaries; and (e) restrictions on guarantees by Obligors of non-Obligor subsidiaries' and third parties' debt.

Acquisitions by any member of the Group of any company which carries on a business which is similar or related to the business of the Group which does not require the shareholders approval of the Company is permitted.

There are no restrictions on the payments of dividends in the Facilities Agreement but the restrictions in the indentures relating to the high yield bonds issued by Yell Finance B.V. would need to be observed in this regard.

In addition, the New Facilities require the Company and its consolidated subsidiaries to maintain specified consolidated financial ratios for (i) consolidated net debt to consolidated EBITDA and (ii) consolidated EBITDA to net cash interest payable in respect of the relevant period.

Maturity and amortisation

The US$ tranche of the term loan facility is to be repaid in annual instalments of approximately US$ 100 million beginning on 31 March 2007, increasing on an annual basis to an instalment of approximately US$ 272 million due on 31 March 2010, and a final instalment equal to all amounts then unpaid and outstanding on the final maturity date. The sterling tranche of the term loan facility is repayable by way of a bullet repayment on the final maturity date. No amounts repaid by the borrowers on the term loan facility may be re-borrowed. The revolving credit facility will cease to be available for drawing one month prior to the final maturity date. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts thus repaid are available for re-borrowing.

Prepayments

All loans under the New Facilities must be prepaid in full upon the occurrence of certain events, including if a change of control of the Company occurs (if the majority lenders so require).

Subject to the payment of break costs, the borrowers may voluntarily pre-pay amounts outstanding under the term loan and/or revolving credit facilities (or cancel undrawn portions under the term loan and/or revolving credit facilities), without penalty or premium, at any time in whole or in part in the relevant minimum amounts set out in the Facilities Agreement.

Events of default

The New Facilities contains certain customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

(b) *TransWestern*

Save for the contracts described below, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of TransWestern Group (i) within the two years preceding the date of this document which are or may be material or (ii) prior to such date which contain any provision under which any member of the TransWestern Group has any obligation or entitlement which is or may be material to the TransWestern Group as at the date of this document:

(i) the Merger Agreement which is summarised in Part IV of this document;

(ii) Credit and Guaranty Agreement by and among TransWestern Publishing, Goldman Sachs Credit Partners L.P., Wachovia Bank N.A. and other lenders dated 25 February 2004 and amended on 24 August 2004. The facilities under this agreement comprise a seven-year term loan of US$ 525 million and a revolving loan of US$ 65 million. TransWestern may prepay these loans at any time without penalty. The principal amount outstanding under this loan agreement as of 31 December 2004 was US$ 474.1 million. At the borrower's option, the interest rate per annum applicable to these facilities is a fluctuating rate of interest measured by reference to (i) the London Interbank Offered Rate plus the applicable borrowing margin, which may not exceed 2.5 per cent. or (ii) a rate per annum equal to the higher of the published prime rate of the agent bank or the federal funds rate as quoted by the agent bank plus 0.5 per cent. plus the applicable borrowing margin, which may not exceed 1 per cent. It is intended that all amounts of principal and interest outstanding under the agreement will be repaid at Completion; and

(ii) Second Lien Credit and Guaranty Agreement by and among TransWestern Publishing, Goldman Sachs Credit Partners L.P. and other lenders dated 25 February 2004 and amended on 24 August 2004. The facility under this agreement comprises an eight-year term loan of US$ 225 million. TransWestern may prepay these loans at any time subject to a prepayment penalty of 1 per cent. if the loan is repaid within the second year following drawdown. The principal amount outstanding under this loan agreement as of 31 December 2004 was US$ 223.4 million. At the borrower's option, the interest rate per annum applicable to these facilities is a fluctuating rate of interest measured by reference to (i) the London Interbank Offered Rate plus 4.5 per cent. or (ii) a rate per annum equal to the higher of the published prime rate of the agent bank or the federal funds rate as quoted by the agent bank plus 0.5 per cent. plus the applicable borrowing margin of 3.25 per cent. It is intended that all amounts of principal and interest outstanding under this agreement will be repaid at Completion.

6. Litigation

(a) *Yell*

On 22 January 2004, Verizon filed suit against Yellow Book alleging that sales and marketing communications published by Yellow Book were misleading and had caused Verizon to lose revenue. Following a New York court hearing, this action was settled in October 2004. Yellow Book was subsequently served with complaints filed as class actions in five US States and the District of Columbia. In these actions, the plaintiffs alleged violations of consumer protection legislation and are placing reliance on findings of the New York court in the settled Verizon suit. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement of these class actions, with no admission of liability. Notice of the terms of settlement has been published to class members and the final approval hearing for the settlement is anticipated to be held in late summer 2005. The costs to the Group relating to these settlements are estimated to be £36.5 million and a provision of this amount was made in the financial statements of the Group for the year ended 31 March 2005 as an exceptional item.

Save as disclosed above, neither the Company nor any member of the Group excluding TransWestern is or has been engaged in any legal or arbitration proceedings including any such proceedings which are pending or threatened of which the Company is aware which may have, or have had during the period of 12 months preceding the date of this document, a significant effect on the financial position of the Group excluding TransWestern.

(b) *TransWestern*

No member of the TransWestern Group is or has been engaged in any legal or arbitration proceedings including any such proceedings which are pending or threatened of which TransWestern is aware which may have, or have had during the period of 12 months preceding the date of this document, a significant effect on the financial position of the TransWestern Group.

7. Significant Changes

(a) *Yell*

There has been no significant change in the financial or trading position of the Group since 31 March 2005, being the date on which the last financial period of Yell ended for which it published audited financial statements.

(b) *TransWestern*

There has been no significant change in the financial or trading position of the TransWestern Group since 31 December 2004, being the date to which the Accountants' Report set out in Part II of this document has been prepared.

8. Working Capital

Yell is of the opinion that, taking into account bank and other facilities available to it, the Enlarged Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this document.

9. Consents

(a) NM Rothschild & Sons Limited has given and has not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they are included.

(b) PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in this document of its report on the TransWestern Group and its report concerning the pro forma statement of net assets, set out respectively in Parts II and III of this document, and the references thereto and to its name in the form and context in which they are included.

10. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company and at the offices of Herbert Smith LLP at Exchange House, Primrose Street, London EC2A 2HS from the date of this document up to and including the date of the EGM and for the duration of the EGM:

(a) the memorandum and articles of association of the Company;

(b) the material contracts referred to in section 5 of this Part VI of this document;

(c) the service agreements of the Directors referred to in section 3(f) of this Part VI of this document;

(d) the report of PricewaterhouseCoopers LLP on the TransWestern Group set out in Part II of this document;

(e) the written statement of adjustments made by PricewaterhouseCoopers LLP made in arriving at the figures in the accountants' report set out in Part II of this document;

(f) the report of PricewaterhouseCoopers LLP on the pro forma statement of net assets of the Enlarged Group set out in Part III of this document;

(g) the consolidated audited accounts of the Group for the two financial years ended 31 March 2005; and

(h) the written consents referred to in section 9 of this Part VI of this document.

24 June 2005

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Acquisition"	the acquisition of TransWestern by Yellow Book and the related transactions pursuant to the Merger Agreement and related agreements;
"Board" or "Directors"	the directors of the Company;
"CBIC"	Cayman Blocker I Corp.;
"Companies Act" or "Act"	the Companies Act 1985 (as amended);
"Closing Date"	the date on which Completion occurs;
"Completion"	completion of the Acquisition pursuant to the Merger Agreement;
"EBITDA"	earnings before interest, tax, depreciation and amortisation;
"Enlarged Group"	the enlarged Yell Group following Completion;
"EXEC(a)"	the Yell Group plc Executive Share Option Scheme. Options granted over shares with a value of three times salary will only be exercisable if the adjusted EPS over an initial three year period is at least equal to RPI + 3 per cent. per annum at the end of the period. Options granted over shares with a value of two times salary will only be exercisable if the Company's total shareholder return at the end of a three year period exceeds the growth in the total shareholder return of the shareholder return of the companies making up the FTSE 100 (as at the date of the Initial Public Offering of Yell). Options will be exercisable in full if the growth in the Company's total shareholder return would put the Company at the 25th position or higher (taken from the top) of the FTSE 100. The proportion of options which may be exercised will be reduced on a straight-line basis to the 50th position of the FTSE 100, at which point 25 per cent. of the options may be exercised. If the Company's total shareholder return at the end of the three year period would place the Company below the 50th position, no options will be exercisable;
"EXEC(b)"	the Yell Group plc Executive Share Option Scheme. The exercise of these options is subject to the EPS growth of the Company exceeding the growth in RPI by 3 per cent. per annum. Performance is measured over a three year period and there is no opportunity for retesting;
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting to be held on 12 July 2005 at 11 a.m., or as soon thereafter as the annual general meeting of the Company to be held at the same place and on the same date shall have concluded or been adjourned;
"Form of Proxy"	the form of proxy accompanying this document for use by Shareholders in connection with the EGM;
"Merger Agreement"	the agreement and plan of merger dated 16 May 2005 by and amongst Yellow Book, Tapestry Acquisition, LLC, TransWestern, TWP Rep Co., and Yell, details of which are set out in Part IV of this document;

"Notes"	Yell Finance BV's £162.5 million principal of 10.75 per cent. senior sterling notes due 2011 and US$ 130 million principal 10.75 per cent. senior dollar notes due 2011;
"PBIC"	Parallel Blocker I Corp.;
"Resolution"	the ordinary resolution to approve the Acquisition to be proposed at the Extraordinary General Meeting, the full text of which is set out in the Notice of Extraordinary General Meeting at the end of this document;
"SAYE"	the Yell Group plc Sharesave Plan;
"Shareholder" or "Shareholders"	a holder, or holders, of Yell Shares (as appropriate);
"Stock Purchase Agreement"	the Stock Purchase Agreement dated 16 May 2005 by and among CBIC, PBIC, Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P. and Yellow Book USA, Inc.;
"TCC"	TransWestern Communications Company, Inc.;
"TCC Merger Agreement"	the Agreement of plan and merger dated 16 May 2005 by and among Yellow Book, Cross County Acquisition, Inc., TWP Rep Co., LLC and TCC details of which are set out in Part IV of this document;
"TransWestern"	TransWestern Holdings, L.P. a limited partnership registered in the State of Delaware, USA;
"TransWestern Group"	means TransWestern and its subsidiary undertakings and TCC, CBIC and PBIC;
"TransWestern Publishing"	TransWestern Publishing Company, LLC, a limited liability company registered with the Secretary of State in the State of Delaware, USA;
"US$" or "$"	the lawful currency of the United States of America, its territories and possessions;
"Yell" or "Company"	Yell Group plc, a company incorporated in England and Wales, with the registered number 4180320 and the registered office address of which is Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT;
"Yell Group" or "Group"	the Company and its subsidiary undertakings;
"Yell Shares" or "Shares"	Ordinary shares of one pence each in the capital of the Company; and
"Yellow Book"	Yellow Book USA, Inc., a wholly-owned subsidiary of Yell.

YELL GROUP PLC
(the "Company")

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held on 12 July 2005 at the Plaisterers' Hall, No 1 London Wall, London, EC2Y 5JU at 11 a.m. or soon thereafter as the Annual General Meeting of the Company to be held at the same place and on the same date shall have concluded or been adjourned to consider and, if thought fit, pass the following Resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT the proposed acquisition by Yellow Book USA, Inc. of TransWestern Holdings, L.P. pursuant to the Merger Agreement and related agreements (as more particularly described in the circular to shareholders dated 24 June 2005, a copy of which has been produced to the meeting and initialled by the Chairman of the meeting for the purposes of identification only (the "**Circular**")), in the manner and on the terms and conditions of the Merger Agreement and related agreements, be and is hereby approved and that the Directors be and are hereby authorised to take all such steps as may be necessary or desirable in relation thereto and to carry the same into effect with such modifications, variations, revisions or amendments (providing such modifications, variations, revisions or amendments are not of a material nature) as they shall deem necessary or desirable.

BY ORDER OF THE BOARD
Howard Rubenstein
Company Secretary
24 June 2005

Yell Group plc
Queens Walk
Oxford Road
Reading
Berkshire
RG1 7PT

Incorporated and registered in England
with the number 4180320

Notes:

1. A member entitled to attend and vote at the meeting may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote in his place. The instrument appointing a proxy should be deposited with the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not later than 11 a.m. on 10 July 2005.

2. *Electronic proxy appointment through CREST*

   CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on 12 July 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as

determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3. Only persons entered on the register of members of the Company at 6 pm on the date which is two days prior to the meeting or any adjournment of it shall be entitled to attend and vote at the meeting or adjourned meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of persons to attend or vote (and the number of votes they may cast) at the meeting or adjourned meeting.

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